                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

                        COMMISSION FILE NUMBER 000-23467

A. Full title of the Plan:


                           PENWEST PHARMACEUTICALS CO.
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           PENWEST PHARMACEUTICALS CO.
                         39 OLD RIDGEBURY ROAD, SUITE 11
                             DANBURY, CT 06810-5120

                           Penwest Pharmaceuticals Co.
                                  Savings Plan
             Audited Financial Statements and Supplemental Schedule

                     Years ended December 31, 2002 and 2001

                                      INDEX

Report of Independent Auditors.......................................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................................  2
Statements of Changes in Net Assets Available for Benefits...........................  3
Notes to Financial Statements........................................................  4

Supplemental Schedule

Schedule H, line 4(i)-Schedule of Assets (Held at End of Year).......................  9

                         Report of Independent Auditors

Board of Directors
Penwest Pharmaceuticals Co. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Penwest Pharmaceuticals Co. Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Stamford, Connecticut
June 23, 2003

                    Penwest Pharmaceuticals Co. Savings Plan

                 Statements of Net Assets Available for Benefits

                                                       DECEMBER 31,
                                                   2002           2001
                                                -------------------------
ASSETS
Investments:
   Short Term Investments                       $3,776,034     $2,082,348
   Penwest Pharmaceuticals Co. Common Stock      2,082,238      2,972,392
   Participants' Loans                              55,566         67,982
                                                ----------     ----------
                                                 5,913,838      5,122,722

Receivables:
   Employer's contribution                              --         68,584
   Participants' contributions                          --         14,717
   Accrued income                                       --          6,763
   Open trade receivables                               --      2,245,205
                                                ----------     ----------
      Total receivables                                 --      2,335,269
                                                ----------     ----------

Total assets                                     5,913,838      7,457,991

LIABILITIES
Fees payable                                            --         16,083
                                                ----------     ----------
Total liabilities                                       --         16,083
                                                ----------     ----------
Net assets available for benefits               $5,913,838     $7,441,908
                                                ==========     ==========

See accompanying notes.

                    Penwest Pharmaceuticals Co. Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                  YEAR ENDED DECEMBER 31,
                                               ----------------------------
                                                   2002            2001
                                               ----------------------------
ADDITIONS
Investment income:
   Net (depreciation) appreciation in fair
       value of investments                    $(2,031,462)     $   938,077
   Interest and dividends                           83,310           67,114
                                               ----------------------------
                                                (1,948,152)       1,005,191

Contributions:
   Participants                                    525,261          432,901
   Rollover contributions                           82,732               --
   Employer                                        296,121          226,690
                                               ----------------------------
                                                   904,114          659,591

Net (decrease) increase                         (1,044,038)       1,664,782

DEDUCTIONS
Benefits paid directly to participants             476,051          530,122
Administrative expenses                              7,981           96,384
                                               ----------------------------
Total deductions                                   484,032          626,506

Net (decrease) increase in net assets
    available for benefits                      (1,528,070)       1,038,276

Net assets available for benefits:
    Beginning of year                            7,441,908        6,403,632
                                               ----------------------------
    End of year                                $ 5,913,838      $ 7,441,908
                                               ============================

See accompanying notes.

                    Penwest Pharmaceuticals Co. Savings Plan

                          Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

The following description of the Penwest Pharmaceuticals Co. (the "Company" or the "Employer") Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies are available from the Plan's Administrative Committee.

Effective January 1, 2002, the Plan changed its service providers from Frank Russell Trust Company to CIGNA Retirement & Investment Services. In anticipation of the transfer of the Plan's assets to the new service provider, all equity investments of the Plan, except for the Penwest Pharmaceuticals Co. common stock were liquidated as of December 31, 2001. Therefore, at December 31, 2001, Plan investments consisted of Penwest Pharmaceuticals Co. common stock, short term investments and participant loans. The open trade receivables of $2,245,205 at December 31, 2001, presented in the Statements of Net Assets Available for Benefits, represents the proceeds from the liquidated investments which did not settle until January 2002.

GENERAL

The Plan is a defined contribution plan covering all U.S. employees of the Company, including part-time employees. An employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

CONTRIBUTIONS

Participants may contribute from 1% up to 12% of pre-tax compensation as defined in the Plan agreement. The Company may make quarterly employer matching contributions as defined in the Plan agreement, in an amount equal to a percentage of each participant's pre-tax contributions to the Plan up to 6% of earnings. Additional amounts may be contributed at the discretion of the Company's Board of Directors to be allocated to the accounts of the participants who are employed on the last day of the Plan Year.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for all Plan participants. These accounts reflect participants' contributions and related Company matching and discretionary contributions, if any, to the Plan and allocations of earnings or losses on the Plan's investments. Allocations are based on participant account balances. As of the end of each Plan year, forfeitures of nonvested amounts are first used to restore any forfeitures for returning employees who previously worked for the Company within a five year period, and any remaining amounts are used to reduce subsequent employer contributions.

                    Penwest Pharmaceuticals Co. Savings Plan

VESTING

Participants are immediately vested in their contributions, as well as any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as any earnings thereon is based on years of credited service and vest in accordance with the following schedule:

 CREDITED SERVICE                    % VESTED
------------------                   --------
Less than one year                       0%
One year                                25%
Two years                               50%
Three years                             75%
Four years or more                     100%

In the event of disability, attainment of age 65, or death of a participant, the related Employer contributions and earnings thereon become fully vested.

INVESTMENT OPTIONS

All of the Plan's investment programs are fully participant directed. Upon enrollment in the Plan, a participant may direct Employer and participant contributions among any of the Plan's current investment options. The Penford Corporation stock fund included account balances transferred from the Penford Plan in connection with the Company's former parent, Penford Corporation's distribution to its shareholders of all of the shares of the Company's common stock effective September 1, 1998. The Plan did not permit additional investments to be made by participants into the Penford Corporation stock fund. In November 2001, in anticipation of the change of the Plan's service providers (see Note 1), the Plan's Administrative Committee made the decision to liquidate the Penford Corporation stock fund. All remaining shares of Penford Corporation common stock held by the Plan were sold in December 2001.

PAYMENT OF BENEFITS

Upon termination, permanent disability, or death, 100% of the value of the participant's vested account may be paid to the participant or the participant's beneficiary in a lump sum payment.

PARTICIPANT LOANS

Participants may, in the event of financial hardship as defined in the Plan, borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans bear interest at a rate determined by the Plan's Administrative Committee.

                    Penwest Pharmaceuticals Co. Savings Plan

PARTICIPANT LOANS (CONTINUED)

Interest rates on outstanding loans as of December 31, 2002 and 2001 range from 5.0% to 9.5%. Loan terms generally range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account.

EXPENSES

In 2001, prior to the change in service provider (Note 1), the Plan paid investment management, transaction-related and recordkeeping expenses, and the Company paid all other expenses of the Plan. Effective January 1, 2002, the investment management expenses are charged to the Plan's underlying investment funds and the Plan paid transaction and account-based expenses. The Company paid all other expenses of the Plan, including administration, recordkeeping and trust service charges.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Penwest Pharmaceuticals Co. common stock is valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                    Penwest Pharmaceuticals Co. Savings Plan

3. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                         DECEMBER 31,
                                                                      2002         2001
                                                                  -----------------------
Connecticut General Life Insurance Company Funds:
  Guaranteed Income Fund - 61,819 shares                          $ 1,615,601   $      --
  Alliance Balanced Shares Fund - Class A - 22,497 shares             314,674          --
  Balanced/Dresdner RCM Fund - 105,019 shares                         830,201          --
  S&P 500(R)Index Fund - 10,425 shares                                513,660          --

Penwest Pharmaceuticals Co. common stock -  196,438
  and 148,249 shares, respectively                                  2,082,238   2,972,392

Frank Russell Trust Company Funds:
  Short-Term Investment Fund - 2,082,348 shares                                 2,082,348

During 2002 and 2001, the Plan's investments including gains and losses on investments bought and sold, as well as held during the year (depreciated) appreciated in value as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                                      2002         2001
                                                                  -----------------------
Connecticut General Life Insurance Company Funds:
  Core Bond Fund                                                  $     2,714   $   --
  TimesSquare High Grade Bond Fund                                      2,017       --
  Alliance Balanced Shares Fund - Class A                             (48,362)      --
  Balanced/Dresdner RCM Fund                                         (101,103)      --
  CIGNA Lifetime20 Fund                                                  (222)      --
  CIGNA Lifetime30 Fund                                                  (945)      --
  CIGNA Lifetime40 Fund                                                  (739)      --
  CIGNA Lifetime60 Fund                                                  (264)      --
  Alliance Growth & Income Fund - Class A                              (3,823)      --
  S&P 500(R)Index Fund                                               (154,196)      --
  Fidelity Advisor  Equity Growth Account                             (22,631)      --
  Oakmark Select Fund - Class II                                       (8,337)      --
  Mid Cap Growth/Artisan Partners                                      (6,180)      --
  Small Cap Value/TCW Fund                                             (3,798)      --

                    Penwest Pharmaceuticals Co. Savings Plan

  Small Cap Growth/TimesSquare Fund                                    (1,018)         --
  Lazard International Equity Account                                    (296)         --
  American Century International Growth Account                        (4,513)         --
  International Growth/Putnam Fund                                     (1,218)         --

Penwest Pharmaceuticals Co. common stock                           (1,678,548)  1,332,466

Frank Russell Trust Company Funds:
  Global  Aggressive Balanced Fund                                         --     (53,191)
  Tactical Asset Allocation Fund                                           --     (31,796)
  Global Equity Fund                                                       --     (87,417)

Penford Corporation common stock                                           --    (221,985)
                                                                  -----------------------
                                                                  $(2,031,462)  $ 938,077
                                                                  =======================

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. SUBSEQUENT EVENTS

On February 27, 2003, in connection with the Company's sale of substantially all of the assets used in its excipient business, the employees of the excipient business were terminated from the Company's employment and were no longer active participants, as defined in the Plan. This constituted a partial plan termination and therefore, all such employees of the excipient business with unvested Company match funds became immediately and fully vested on such date.

In addition, these former employees were required to, by a specified date, elect one of several options for their existing account balances (unless their account balance was less than $5,000, in which case a full cash distribution was paid out). Options included a rollover distribution into an IRA or another eligible retirement account, taking a lump sum distribution or electing to remain a participant in the Plan in a deferred status. Through June 22, 2003, approximately $2.0 million in such termination distributions were paid out of the Plan.

                    Penwest Pharmaceuticals Co. Savings Plan

        Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

                           (EIN: 91-1513032, PN: 002)

                                December 31, 2002

                                       DESCRIPTION OF INVESTMENT
                                        INCLUDING MATURITY RATE,
  IDENTITY OF ISSUE, BORROWER,             RATE OF INTEREST,
    LESSOR, OR SIMILAR PARTY             PAR OR MATURITY VALUE                   CURRENT VALUE
-----------------------------------------------------------------------------------------------
*   Connecticut General Life        Guaranteed Income Fund - 61,819 shares
        Insurance Co.                                                            $   1,615,601
*   Connecticut General Life        Core Bond Fund - 5,646 shares
        Insurance Co.                                                                   74,656
*   Connecticut General Life        TimesSquare High Grade Bond Fund 5,614
        Insurance Co.                 shares                                            74,797
*   Connecticut General Life        Alliance Balanced Shares Fund - Class A -
        Insurance Co.                 22,497 shares                                    314,674
*   Connecticut General Life        Balanced/Dresdner RCM Fund - 105,019
        Insurance Co.                 shares                                           830,201
*   Connecticut General Life        CIGNA Lifetime20 Fund - 422 shares
        Insurance Co.                                                                    4,317
*   Connecticut General Life        CIGNA Lifetime30 Fund - 2,133 shares
        Insurance Co.                                                                   22,659
*   Connecticut General Life        CIGNA Lifetime40 Fund - 843 shares
        Insurance Co.                                                                    8,954
*   Connecticut General Life        CIGNA Lifetime60 Fund - 1,209 shares
        Insurance Co.                                                                   14,475
*   Connecticut General Life        Alliance Growth & Income Fund -
        Insurance Co.                 Class A - 10,541 shares                           28,719
*   Connecticut General Life        S&P 500(R)Index Fund - 10,425 shares
        Insurance Co.                                                                  513,660
*   Connecticut General Life        Fidelity Advisor  Equity Growth Account -
        Insurance Co.                 1,654 shares                                      94,747
*   Connecticut General Life        Oakmark Select Fund - Class II - 3,538
        Insurance Co.                 shares                                            83,890
*   Connecticut General Life        Mid Cap Growth/Artisan Partners - 2,628
        Insurance Co.                 shares                                            17,710
*   Connecticut General Life        Small Cap Value/TCW Fund - 3,224 shares
        Insurance Co.                                                                   23,647

                                       DESCRIPTION OF INVESTMENT
                                        INCLUDING MATURITY RATE,
  IDENTITY OF ISSUE, BORROWER,             RATE OF INTEREST,
    LESSOR, OR SIMILAR PARTY             PAR OR MATURITY VALUE                    CURRENT VALUE
-----------------------------------------------------------------------------------------------
*   Connecticut General Life        Small Cap Growth/TimesSquare Fund - 822
        Insurance Co.                 shares                                            10,375
*   Connecticut General Life        Lazard International Equity Account -
        Insurance Co.                 677 shares                                         8,768
*   Connecticut General Life        American Century International Growth
        Insurance Co.                 Account  - 3,439 shares                           25,832
*   Connecticut General Life        International Growth/Putnam Fund - 1,187
        Insurance Co.                 shares                                             8,352

*   CIGNA Financial Services, Inc.  Penwest Pharmaceuticals Co.
                                      common stock - 196,438 shares                  2,082,238

*   Participant Loans               Interest rates ranging from 5.0% - 9.5%;
                                      maturity dates through 2015                       55,566
                                                                                 -------------
                                                                                 $   5,913,838
                                                                                 =============

*Denotes party in interest to the Plan.

The cost column is not applicable as all of the Plan's investment programs are fully participant directed.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Penwest Pharmaceuticals Co.
                                           Savings Plan

June 26, 2003                              By: /s/ Tod R. Hamachek
                                               ---------------------------------
                                           Tod R. Hamachek
                                           Chairman of the Board and
                                           Chief Executive Officer -
                                           Penwest Pharmaceuticals Co.
                                           Savings Plan Administrative Committee

                                  EXHIBIT INDEX

EXHIBIT 23.1 ............   Consent of Ernst & Young LLP.

EXHIBIT 99.1 ............   Certification of Principal Executive Officer
                            Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 99.2 ............   Certification of Principal Financial and Accounting Officer
                            Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.